UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Epolin, Inc. (Name of Issuer)
Common (Title of Class of Securities)
294276100 (CUSIP Number)
Sandra Lifschitz 7 Tualne Drive Livingston, NJ 07039 973-535-1635 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 20, 2005 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 294276100

1.	Names of Reporting Persons. Sandra Lifschitz I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 605,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 605,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 605,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5

14.	Type of Reporting Person IN
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Item 1. Security and Issuer This filing relates to the common stock of Epolin, Inc. located at 358-364 ADAMS ST, NEWARK NJ 07105.

Item 2. Identity and Background.

(a)	Name: The name of the Reporting Person is Sandra Lifschitz.

(b)	Residence or business address: The redisent address of the Reporting Person is 7 Tulane Drive, Livingston, NJ 07039.

(c)	Present Principal Occupation or Employment: The Reporting Person is an Investor.

(d)	Criminal Conviction: The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)during the last Five Years.

(e)

Court or Administrative Proceedings:  The Reporting Person during the last five years,was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The Reporting Person is a citizen of The United States of America

Item 3. Source and Amount of Funds or Other Consideration:

         The source of funds used by the Reporting Person was Personal Funds. The aggregate amount paid for the common stock acquired by the Reporting Person was approximately $332,000 which does not include brokerage commissions.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

The common stock was acquired by the Reporting Person for investment purposes.
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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
The Reporting Person may make additional purchases of common stock in the open market or in private transactions.
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

The Reporting Person has no present intention to change the purpose for acquiring the common stock or proposals which would result in An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

The Reporting Person has no present intention to change the purpose for acquiring the common stock or proposals which would result in A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

The Reporting Person has no present intention to change the purpose for acquiring the common stock or proposals which would result in Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e)	Any material change in the present capitalization or dividend policy of the issuer;

The Reporting Person has no present intention to change the purpose for acquiring the common stock or proposals which would result in Any material change in the present capitalization or dividend policy of the issuer.

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

The Reporting Person has no present intention to change the purpose for acquiring the common stock or proposals which would result in Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 19.

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

The Reporting Person has no present intention to change the purpose for acquiring the common stock or proposals which would result in Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

The Reporting Person has no present intention to change the purpose for acquiring the common stock or proposals which would result in Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

The Reporting Person has no present intention to change the purpose for acquiring the common stock or proposals which would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)	Any action similar to any of those enumerated above.
The Reporting Person has no present intention to change the purpose for acquiring the common stock or proposals which would result in any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	The Aggregate number of shares beneficially owned is 605,000 which represents 5%.

(b)	.

(c)	The following is a list of transactions

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
4/20/2005 4/12/2005 4/11/2005 3/30/2005 2/28/2005	16000 1800 6000 5700 5800	.57 ..57 ..57 ..56 ..53

(d)	None

(e)	na

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None
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Item 7. Material to be Filed as Exhibits. None

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2005
Sandra Lifschitz
By:	/s/ Sandra Lifschitz Sandra Lifschitz

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